United States securities and exchange commission logo





                           May 25, 2021

       Safra Catz
       Chief Executive Officer
       Oracle Corp
       2300 Oracle Way
       Austin, TX 78741

                                                        Re: Oracle Corp
                                                            Form 10-K for the
Year Ended May 31, 2020
                                                            Form 10-Q for the
Period Ended February 28, 2021
                                                            File No. 001-35992

       Dear Ms. Catz:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended May 31, 2020

       Audited Consolidated Financial Statements
       Note 1. Organization and Significant Accounting Policies, page 74

   1. You disclose on page 78 that your remaining performance obligations were $37 billion as of May 31, 2020 and 62%
of that amount is expected to be recognized as revenue over the next 12 months. We also
note similar disclosure on page 9 of your Form 10-Q for the
                                                        period ended February
28, 2021. Please revise to disclose (either quantitatively using relevant time bands or
qualitatively) when the remaining portion will be recognized.
                                                        Please refer to ASC
606-10-50-13.
 Safra Catz
FirstName
Oracle CorpLastNameSafra Catz
Comapany
May        NameOracle Corp
     25, 2021
May 25,
Page 2 2021 Page 2
FirstName LastName
Form 10-Q for the Period Ended February 28, 2021

Management's Discussion and Analysis
Liquidity and Capital Resources, page 40

2. In your earnings conference call on March 10, 2021, management mentioned that the
         Company planned to invest "aggressively" during the fourth quarter of fiscal 2021 in both operating expenses and capital expenditures to address capacity constraints and prepare for an anticipated increase in cloud consumption. Management also indicated on the call that capital expenditures were expected to be $1 billion during the fourth quarter of 2021, which is a material increase compared to the $1.3 billion in capital expenditures incurred during the first nine months of fiscal 2021. There did not appear to be any mention of capacity constraints or planned additional expenditures in your MD&A for the period ended February 28, 2021. Please revise future filings to address the capacity issues encountered, address how these additional investments impacted your operating performance and cash flows for both the fourth quarter 2021 and fiscal year 2021. Please describe the extent to which you anticipate these trends will continue in future periods.
         Please refer to Item 303 of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
S. Littlepage, Accounting Branch Chief, at (202) 551-3361 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology